AMERICAS SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016
DATED MAY 12, 2016

Americas Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2016

Forward-Looking Statements

Statements contained or incorporated by reference in this Management’s Discussion and Analysis (“MD&A”) that are not current or historical factual statements may constitute forward-looking information within the meaning of applicable Canadian securities laws. All statements other than statements of historical fact included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, the San Rafael prefeasibility study, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending litigation, negotiations or regulatory investigations, including, the final determination of the boundaries of the concessions encompassing the El Cajón deposit are or involve forward-looking statements. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This MD&A, including those set out under “Risk Factors” in this MD&A and any documents incorporated herein by reference, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: ( i) unless otherwise indicated, forward-looking statements in this MD&A including any documents incorporated herein by reference describe expectations as at the date hereof; ( ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this MD&A, including the documents incorporated herein by reference, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian securities laws. The Company has made a number of assumptions in making forward-looking statements in this MD&A including any documents incorporated herein by reference.

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Silver Corporation (formerly Scorpio Mining Corporation (“Scorpio”)) (“Americas Silver” or the “Company”) constitutes management’s review of the Company’s financial and operating performance for the three months ended March 31, 2016, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated May 12, 2016 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended March 31, 2016 and 2015, and with the Company’s annual audited consolidated financial statements and the notes thereto for the years ended December 31, 2015 and 2014. The condensed interim consolidated financial statements for the three months ended March 31, 2016 and 2015 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company are available on SEDAR at www.sedar.com and on the Company’s website at www.americassilvercorp.com.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2016

In this report, the management of the Company presents operating highlights for the three months ended March 31, 2016 (“Q1-2016”) compared to the three months ended March 31, 2015 (“Q1-2015”) as well as comments on plans for the future. Throughout this MD&A, references to silver equivalent ounces produced are based on metal prices of $14.50 per ounce silver, $0.75 per pound zinc, $0.80 per pound lead, and $2.00 per pound copper for fiscal 2016, and $17 per ounce silver, $0.95 per pound zinc, $0.90 per pound lead, and $2.90 per pound copper for fiscal 2015, except as otherwise noted.

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This discussion contains statements about the Company’s future financial condition, results of operations and business. See the cover page of this report for more information on forward-looking statements.

The Company was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The merger of the Company and U.S. Silver & Gold Inc. (“U.S. Silver”) was completed on December 23, 2014 pursuant to a plan of arrangement under the Business Corporations Act (Ontario).

Overview

The Company has operations in two of the world’s leading silver camps: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Sinaloa, Mexico, the Company operates the 100%-owned producing Nuestra Señora silver-zinc-copper-lead mine located in the Cosalá District. The Company declared commercial production in January 2009 following development of the Nuestra Señora mine and commissioning of the Los Braceros processing facility. The Cosalá area land holdings also host several other known deposits and prospects including the San Rafael zinc-lead-silver project, the past-producing La Verde silver-copper mine and the El Cajón silver-copper deposit (“El Cajón Project”), which was put on care and maintenance in January 2015. These properties are located in close proximity to the Los Braceros processing plant. The Company is a significant concession holder in the Cosalá District, with holdings of approximately 25,657 hectares (“ha”), containing numerous mineral concessions including previously producing mines.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex acquired through the business combination with U.S. Silver. The Galena Complex’s primary assets are the operating Galena Mine, the Coeur Mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of northern Idaho. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a modern production history of more than sixty years. The Coeur Mine and Caladay development project have been put on care and maintenance pending an improvement in the silver price.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complimentary projects. The Company’s current strategy is focused on extending the mine life of its current assets profitably and on developing the San Rafael Project when metal prices recover. Exploration will continue on prospective targets with an emphasis on the Cosalá District and silver-lead areas at the Galena Complex.

The Company’s management and Board of Directors ( the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The head office of the Company is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and “USAPF” on the OTCQX.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2016

Recent Developments and Operational Discussion

Consolidated Operations

As previously reported, the Company’s management has been active reducing its operating and corporate cost structures, progressing its development projects, and sourcing additional liquidity in Q1-2016, as follows:

•

The Company announced a reduction in its workforce at its Galena and Cosalá operations as well as the corporate office with a total targeted reduction of approximately 90 staff, including its Chief Operating Officer and Mexico Country Manager at its Cosalá Operations.

•

Management negotiated savings in its smelter agreements and as targeted other areas of the operations for further cost improvements by the integration of departments, deferral of equipment purchases and elimination of discretionary expenses.

•

During Q1-2016, the Galena Complex increased lead production by approximately 2.1M lbs or 63% when compared to Q1-2015 and is expecting to increase lead production by approximately 10M lbs. in fiscal 2016.

•	The Company announced a maiden reserve at the San Rafael deposit based on the results of the prefeasibility study on March 30, 2016.
•	On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders for a principal amount of $2.9 million for a term of one year.

Consolidated Results

	Q1-2016	Q1-2015
Revenues ($ M)	$14.9	$13.9
Silver Produced (oz)	672,074	708,241
Zinc Produced (lbs)	3,552,522	3,253,739
Lead Produced (lbs)	7,121,573	4,646,945
Copper Produced (lbs)	245,808	644,923
Total Silver Equivalent Produced (oz)[1]	1,282,644	1,246,099
Cash Cost/Ag Oz Produced ($/oz)[2]	$9.82	$12.46
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$12.02	$17.15
Net Loss ($ M)	$(1.7)	$(5.9)
Comprehensive Loss ($ M)	$(2.0)	$(6.1)

[1]

Throughout this MD&A, references to silver equivalent ounces produced are based on prices of $14.50 per ounce silver, $0.75 per pound zinc, $0.80 per pound lead, and $2.00 per pound copper for fiscal 2016, and $17 per ounce silver, $0.95 per pound zinc, $0.90 per pound lead, and $2.90 per pound copper for fiscal 2015.

[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

During Q1-2016, the Company produced 1,282,644 silver equivalent ounces, including 672,074 ounces of silver, at a by-product cash cost of $9.82/oz. silver and all-in sustaining cost of $12.02/oz. silver. These results compare to 1,246,099 silver equivalent ounces, including 708,241 ounces of silver, at a by-product cash cost of $12.46/oz. silver and all-in sustaining cost of $17.15/oz. silver during Q1-2015, a 3% increase in production of silver equivalent ounces, and a 5%, 21%, and 30% decrease in production of silver ounces, by-product cash cost, and all-in sustaining cost, respectively.

Management is expecting to substantially lower its all-in sustaining costs during fiscal 2016. AISC in Q1-2016 met management’s expectations at $12.02 per ounce or 30% lower than Q1-2015. Precious and base metal prices have also increased early in fiscal 2016, compared to year-end 2015, providing additional cash flow for the operations with further help from the devaluation of the Mexican peso relative to the U.S. dollar.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2016

The Company recorded a net loss of $1.7 million for the three months ended March 31, 2016 compared to net loss of $5.9 million for the three months ended March 31, 2015. The decrease in net loss was primarily attributable to higher net revenue on by-product sales, lower cost of sales, lower depletion and amortization, lower care, maintenance and restructuring costs, lower corporate general and administrative expenses, lower interest and financing expense, higher foreign exchange gain, lower loss on derivative liability, and lower loss on mining concession sales, partially offset by higher income tax expense. These variances are further discussed in the following sections.

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders for a principal amount of $2.9 million for a term of one year, at an interest rate of 10% per annum, payable on a quarterly basis in cash or shares at the option of the lenders. In connection with the closing of the credit agreement, the Company issued 30,000,000 warrants divided between the lenders where each warrant is exercisable for one common share at an exercise price of C$0.10 for a period of three years, and adjusted the exercise price of 24,321,111 existing warrants already held by the lenders to C$0.10 with all other terms remaining unchanged.

Cosalá Operations

During the first quarter of 2016, the cost structure of the Cosalá Operations benefited from productivity improvements, implementation of systematic cost controls, and further reduction in the workforce. Production was slightly better than expected despite the workforce reductions and depressed metals prices.

	Q1-2016	Q1-2015
Tonnes Milled	131,063	126,425
Silver Grade (g/t)	88	92
Zinc Grade (%)	1.55	1.70
Lead Grade (%)	0.70	0.69
Copper Grade (%)	0.18	0.30
Silver Recovery (%)	83.3	84.5
Zinc Recovery (%)	79.3	81.0
Lead Recovery (%)	74.2	73.9
Copper Recovery (%)	46.5	61.7
Silver Produced (oz)	307,580	316,616
Zinc Produced (lbs)	3,552,522	3,253,739
Lead Produced (lbs)	1,510,053	1,200,286
Copper Produced (lbs)	245,808	515,994
Total Silver Equivalent Produced (oz)	608,549	650,010
Silver Sold (oz)	305,298	318,349
Zinc Sold (lbs)	3,683,054	3,213,597
Lead Sold (lbs)	1,574,712	1,416,546
Copper Sold (lbs)	237,808	475,837
Realized Silver Price ($/oz)	$14.94	$16.53
Realized Zinc Price ($/lb)	$0.79	$0.94
Realized Lead Price ($/lb)	$0.78	$0.82
Realized Copper Price ($/lb)	$2.14	$2.63
Cash Cost/Ag Oz Produced ($/oz)[1]	$7.12	$9.83
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$8.59	$14.16

1    Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2016

The Cosalá Operations processed 131,063 tonnes of ore at an average grade of 88 g/t of silver to produce 307,580 ounces of silver at a by-product cash cost of $7.12/oz. silver and all-in sustaining cost of $8.59/oz. silver during Q1-2016, compared to 126,425 tonnes of ore at an average grade of 92 g/t of silver to produce 316,616 ounces of silver at a by-product cash cost of $9.83/oz. silver and all-in sustaining cost of $14.16/oz. silver during Q1-2015, a 4% increase in tonnes of ore milled, and a 3%, 28%, and 39% decrease in ounces of silver produced, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Silver recovery to concentrate was 83.3% in Q1-2016 (Q1-2015 –84.5%) .

The by-product cash cost of $7.12/oz. silver for Q1-2016 was lower than the by-product cash cost of $9.83/oz. silver for Q1-2015 primarily due to higher by-product credits as well as staffing reductions resulting from further restructuring of the labour force during the period. The all-in sustaining cost of $8.59/oz. silver for Q1-2016 was lower than the all-in sustaining cost of $14.16/oz. silver for Q1-2015 primarily due to capital spending reductions, including the suspension of the El Cajón Project in Q1-2015.

Realized silver prices at $14.94/oz. for Q1-2016 ( Q1-2015 – $16.53/oz. ) is comparable to the London silver spot price average of $14.83/oz. for Q1-2016 ( Q1-2015 – $16.72/oz. ). The realized silver price declined by 10% from $16.53/oz. during Q1-2015 to $14.94/oz. during Q1-2016 as silver prices retreated late in the second half of 2015.

The Company announced a maiden reserve at the San Rafael deposit based on the results of the prefeasibility study on March 30, 2016. It is a zinc-silver-lead-copper deposit located approximately 8km north of the Los Braceros process plant. This study considers an underground operation focused on the Main Zone with processing at the existing Los Braceros facility producing zinc and lead concentrates. Permits are in place to allow the commencement of mine development subject to Board approval and project financing. The project is expected to produce 5.5Moz silver, 254M lbs. zinc and 97M lbs. lead over a reserve life of over 5.5 years with a pre-tax net present value of $25M at a 5% discount rate and an IRR of 27%. Full details of the prefeasibility study were published through a Technical Report on April 29, 2016 and are available on the Company’s website.

As previously reported, the Cosalá Operations’ Nuestra Señora mine began to experience ground movements around historic stopes near the primary access to the mine during the week of April 4, 2016. Though the mine was initially closed for precautionary reasons, development crews have re-entered the mine and are diligently working to establish alternative access to the lower, productive areas of mine. It is expect this development will be completed by the end of May 2016. The mill has continued to process ore from stockpiles located at its mill and elsewhere at the Cosalá Operations. It is expected that supplementary feed sources will maintain milling rates until the resumption of production at Nuestra Señora.

Galena Complex

Since early 2013, the current Americas Silver Management significantly transformed operations at the Galena Complex in response to the decline in precious metals prices. The goal of the transformation was to maintain positive cash flow from operations in the current volatile metals price environment. The foundation for this transformation was accomplished by mining higher silver equivalent grade ore at higher tonnage with a reduced workforce. Mine management has been focused on the identification, development and production of sustainable, multi-year, lower cost production by mining the highest value per tonne of ore, regardless of silver content, for the lowest possible operating cost.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2016

	Q1-2016	Q1-2015
Tonnes Milled	44,045	37,517
Silver Grade (g/t)	276	340
Lead Grade (%)[1]	6.47	6.42
Copper Grade (%)[1]	-	0.56
Silver Recovery (%)	93.4	95.6
Lead Recovery (%)	89.3	90.7
Copper Recovery (%)	-	98.0
Silver Produced (oz)	364,494	391,625
Lead Produced (lbs)	5,611,520	3,446,659
Copper Produced (lbs)	-	128,929
Total Silver Equivalent Produced (oz)	674,095	596,089
Silver Sold (oz)	365,955	363,963
Lead Sold (lbs)	5,631,565	3,380,121
Copper Sold (lbs)	-	102,455
Realized Silver Price ($/oz)	$15.04	$16.78
Realized Lead Price ($/lb)	$0.79	$0.82
Realized Copper Price ($/lb)	-	$2.63
Cash Cost/Ag Oz Produced ($/oz)[2]	$12.10	$14.59
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$14.92	$19.57

1   Lead and copper grades only refer to grades in silver-lead and silver-copper ores, respectively.

2   Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

The Galena Complex mined 44,045 tonnes of ore at an average grade of 276 g/t of silver to produce 364,494 ounces of silver at a by-product cash cost of $12.10/oz. silver and all-in sustaining cost of $14.92/oz. silver during Q1-2016, compared to 37,517 tonnes of ore at an average grade of 340 g/t of silver to produce 391,625 ounces of silver at a by-product cash cost of $14.59/oz. silver and all-in sustaining cost of $19.57/oz. silver during Q1-2015, a 17% increase in tonnes of ore milled, and a 7%, 17%, and 24% decrease in ounces of silver produced, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Production of lead during Q1-2016 increased 63% as compared to Q1-2015 as the mine fully transitioned to a silver-lead mine as previously discussed. Approximately 10% of the ore tonnage was processed through the Coeur mill during Q1-2016 (Q1-2015 – 28%).

The by-product cash cost of $12.10/oz. silver for Q1-2016 was lower than the by-product cash cost of $14.59/oz. silver for Q1-2015, and all-in sustaining cost of $14.92/oz. silver for Q1-2016 was lower than all-in sustaining cost of $19.57/oz. silver for Q1-2015. Despite silver grades being approximately 19% lower during the period, cash costs in Q1-2016 declined as direct mining costs ( i.e. labour, supplies, utilities, etc.) continued to fall month-to-month on a ore tonnage basis, while increasing by-product credits from the increased production of lead, and capital spending reductions.

Realized silver prices at $15.04/oz. for Q1-2016 (Q1-2015 – $16.78/oz. ) is comparable to the London silver spot price average of $14.83/oz. for Q1-2016 (Q1-2015 – $16.72/oz. ). The realized silver price declined by 10% from $16.78/oz. during Q1-2015 to $15.04/oz. during Q1-2016 due to the drop in silver prices.

Guidance

The Company’s guidance for 2016 remains unchanged at production of 2.5 – 3.0 million silver ounces and 5.0 – 5.6 million silver equivalent ounces at cash costs of $9.00 – $10.00 per ounce and all-in sustaining costs of $11.75 – $12.75 per ounce.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2016

Exploration Update

Cosalá Operations Exploration Update

Regional Mapping

Regional work has identified several areas of past artisanal activity including a newly identified area known as La Blanca/Purisima where underground mapping and channel sampling has identified mineralization remaining in the old workings. The area is located approximately 5 km west of the San Rafael deposits. Several historic mine openings have been rehabilitated and workings are now accessible. Work undertaken in the area includes mapping, underground sampling of existing workings and soil geochemistry to outline the surface trace of the mineralization.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2016

During Q1 2016, results of a regional soil sampling program over this area were compiled. The figure above shows the regional soil area in green and the extent of the silver anomaly ( probable anomaly highlighted in blue and definite anomaly highlighted in red) indicated by samples collected along lines spaced 100 metres apart. A test program using the Niton versus a commercial laboratory has shown that use of the XRF instrument was appropriate for soil sampling for silver and base metals. This allowed staff at Cosalá to complete the soil survey very inexpensively.

The soil survey outlined two northwest trending zones of silver and base metal anomalies. The strongest anomaly is seen over a distance of greater than 500 metres and a second intermittent anomaly is exposed over a distance of over 1 km. Follow-up work is being initiated to identify the source of the anomalies.

Galena Complex Exploration Update

The Company drilled 1,441 metres underground at the Galena Complex in the first quarter of 2016. The drilling was divided between Ag-Pb and Ag-Cu areas. Highlights are presented in the table below.

Hole	From (ft)	To (ft)	Width (ft)	True Thick (ft)	Ag (opt)	Ag g/t	Cu%	Pb%	Vein
32-050	197.7	203.4	5.7	5.5	9.67	332	-	15.93	51 Vein
32-050	206.8	218.8	12.0	11.3	9.68	332	-	17.88	FW1 Vein
32-051	83.5	90.2	6.7	6.7	13.16	451	-	12.81	2A Vein
32-051	137.8	145.0	7.2	7.0	4.14	142	-	6.94	1A Vein
32-051	182.3	187.6	5.3	5.1	8.90	305	-	10.40	51 Vein
43-169	167.8	174.2	6.4	4.9	6.24	214	-	7.74	PFZ Vein
43-169	200.0	215.0	15.0	15.0	5.38	184	-	7.11	Disseminated
43-170	115.0	123.0	8.0	6.1	6.15	211	-	11.28	PFZ Vein
49-405	154.4	161.2	6.8	6.7	11.46	393	0.43	-	Silver Vein
49-405	249.5	255.2	5.7	4.9	10.70	367	0.30	-	185 Vein
49-406	141.0	148.0	7.0	6.8	11.62	398	0.36	-	Silver Vein
49-408	244.7	255.0	10.3	6.6	15.59	535	0.52	-	Silver Vein
49-413	26.2	31.8	5.6	3.6	60.16	2,063	0.99	-	-
49-420	40.0	47.4	7.4	4.8	22.72	779	0.60	-	Hicks Vein
49-420	162.5	167.1	4.6	3.3	71.94	2,467	2.25	-	220 Vein

Silver-lead veins have been drilled on the 3200 Level (51, FW1, 2A 1A Veins) and along the Polaris Fault Zone ( PFZ Vein).An interesting zone of stringer and disseminated galena mineralization was encountered on the 4300 Level in drill hole 43-169. Follow-up will be required to evaluate the potential and extent of this zone on this level.

During the quarter exploration drifting was initiated on the 4900 Level to explore an area of higher grade silver-lead mineralization in the Caladay Lead Zone. This work will allow for the evaluation of the potential for mining in the higher grade areas of the Caladay Lead Zone.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2016

New reserve and resource updates have been completed by mine staff based on results to the end of 2015 and can be found in the Company’s Annual Information Form dated March 30, 2016 from the Company’s website at www.americassilvercorp.com and on SEDAR at www.sedar.com.

Mr. Jim Atkinson, Vice President, Exploration and a ‘qualified person’ under NI 43-101 guidelines (“Qualified Person”), has approved the applicable contents of this section.

Results of Operations

Analysis of the three months ended March 31, 2016 vs. the three months ended March 31, 2015

The Company recorded a net loss of $1.7 million for the three months ended March 31, 2016 compared to net loss of $5.9 million for the three months ended March 31, 2015. The decrease in net loss was primarily attributable to higher net revenue on increased by-product sales ($1.0 million), lower cost of sales ( $0.9 million),lower depletion and amortization ( $09. million), lower care, maintenance and restructuring costs ( $06. million), lower corporate general and administrative expenses ( $0.5 million), lower interest and financing expense ($0.1 million), higher foreign exchange gain ($0.3 million), lower loss on derivative liability ( $0.1 million),and lower loss on mining concession sales ( $0.3 million), partially offset by higher income tax expense ($0.3 million), each of which are described in more detail below:

Revenues increased by $1.0 million from $13.9 million for the three months ended March 31, 2015 to $14.9 million for the three months ended March 31, 2016. The increase during the period is primarily due to $1.0 million in increase revenues generated at the Galena Complex from increase in lead by-product sales during the period.

Cost of Sales decreased by $0.9 million from $13.0 million for the three months ended March 31, 2015 to $12.1 million for the three months ended March 31, 2016. The decrease is primarily due to a $1.0 million decrease in direct mining costs from the Cosalá Operations as El Cajón Project was placed on care and maintenance in January 2015 and further workforce reduction was implemented during the quarter, partially offset by a $0.1 million increase in cost of sales from the Galena Complex as ore processed increased by 17% which increased production costs while cash costs decreased by 17% from further workforce reduction implemented during the quarter.

Depletion and amortization decreased by $0.9 million from $2.7 million for the three months ended March 31, 2015 to $1.8 million for the three months ended March 31, 2016. The decrease is primarily due to the lower carrying value of mining interests and plant and equipment from the Cosalá Operations and increased proven and probable reserve estimates.

Care, maintenance and restructuring costs decreased by $0.6 million from $1.2 million for the three months ended March 31, 2015 to $0.6 million for the three months ended March 31, 2016. The decrease is primarily due to a $1.1 million decrease in care and maintenance costs from the suspension of the El Cajón Project, offset by $0.5 million in corporate and mine restructuring costs incurred during Q1-2016.

Corporate general and administrative expenses decreased by $0.5 million from $1.7 million for the three months ended March 31, 2015 to $1.2 million for the three months ended March 31, 2016. The decrease is primarily due to higher salaries, professional fees, and office and general expenses incurred during Q1 2015 as the former U.S. Silver and Scorpio corporate groups were consolidated into the Americas Silver management team.

Interest and financing expense decreased by $0.1 million from $0.6 million for the three months ended March 31, 2015 to $0.5 million for the three months ended March 31, 2016. The decrease is primarily due to change in fair value and accretion of deferred financing fees and costs related to outstanding credit facilities.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2016

Foreign exchange gain increased by $0.3 million during the three months ended March 31, 2016 when compared to the three months ended March 31, 2015 primarily due to the devaluation of the Mexican peso relative to the U.S. dollar.

Loss on derivative liability of $0.1 million was incurred during the three months ended March 31, 2015 from the settlement of all outstanding foreign exchange derivatives.

Loss on mining concession sales of $0.3 million was incurred during the three months ended March 31, 2015 primarily due to sale of mining concessions from the Cosalá Operations for $0.2 million consideration offset by carrying values of $0.5 million.

Income tax expense increased by $0.3 million during the three months ended March 31, 2016 when compared to the three months ended March 31, 2015 primarily due to increase in net deferred tax liabilities recognized on Mexican mining royalty from the Cosalá Operations.

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with March 31, 2016.

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2016	2015	2015	2015	2015	2014 [1]	2014	2014
Revenues ($ M)	$14.9	$11.5	$12.8	$15.3	$13.9	$6.8	$7.7	$8.8
Net Loss ($ M)	(1.7)	(7.2)	(4.8)	(1.5)	(5.9)	(73.5)	(2.3)	(1.8)
Comprehensive Loss ($ M)	(2.0)	(11.5)	(4.5)	(1.6)	(6.1)	(72.9)	(3.5)	(1.2)

Silver Produced (oz)	672,074	599,677	682,715	661,393	708,241	318,137	277,796	316,722
Zinc Produced (lbs)	3,552,522	3,075,468	2,626,541	2,692,214	3,253,739	3,329,584	2,830,816	3,478,500
Lead Produced (lbs)	7,121,573	7,067,802	6,572,325	4,618,754	4,646,945	1,771,927	2,130,746	1,388,750
Copper Produced (lbs)	245,808	321,616	546,666	541,691	644,923	339,144	274,213	256,913
Cash Cost/Ag Oz Produced ($/oz)[2]	$9.82	$14.38	$12.01	$12.35	$12.46	$11.60	$9.25	$10.62
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$12.02	$18.45	$16.47	$16.70	$17.15	$24.67	$21.96	$22.92

Current Assets (qtr. end) ($ M)	$17.9	$15.8	$19.3	$23.5	$26.9	$36.9	$29.7	$33.6
Current Liabilities (qtr. end) ($ M)	12.5	10.3	8.3	8.2	12.6	15.8	4.4	4.1
Working Capital (qtr. end) ($ M)	5.4	5.5	11.0	15.3	14.3	21.1	25.3	29.5

Total Assets (qtr. end) ($ M)	$98.3	$96.9	$102.0	$105.6	$108.2	$118.6	$135.7	$138.7
Total Liabilities (qtr. end) ($ M)	33.6	32.0	25.8	26.4	28.7	33.2	6.3	5.9
Total Equity (qtr. end) ($ M)	64.7	64.9	76.2	79.2	79.5	85.4	129.4	132.8

[1]	Production from Galena Complex operations included since December 23, 2014.

[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Liquidity

As of March 31, 2016, the Company’s cash totalled $2.8 million, compared to $1.3 million at December 31, 2015. Working capital decreased to $5.4 million at March 31, 2016 from $5.5 million at December 31, 2015, a decrease of $0.1 million. Current liabilities as at March 31, 2016 were $12.5 million which is $2.2 million higher than at December 31, 2015 as a result of long term debt becoming reclassified as a current liability.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2016

The change in cash since December 31, 2015 can be summarized as follows (in millions of U.S. dollars):

Opening cash as at December 31, 2015	$1.3
Cash generated from operations	1.4
Capital expenditures	(1.0)
Care and maintenance costs	(0.1)
Restructuring costs	(0.5)
Proceeds from credit facility	2.9
Proceeds from sale of investments	0.1
Proceeds from exercise of warrants	0.2
Increase in receivables due to timing of shipments	(1.5)
Change in inventories during the period	0.9
Decrease in payables during the period	(0.9)
Closing cash as at March 31, 2016	$2.8

Restructuring costs during the period were primarily due to the severance and restructuring related costs incurred at both corporate and mining segments, and not expected to be significant in future periods.

Effective June 30, 2015, the Company amended the terms of its existing C$8.5 million credit agreement with Royal Capital Management Corporation to extend the maturity from August 2016 to December 2017 and reschedule amortization payments to January 2017 in monthly increments of C$0.5 million, with the balance due and payable on maturity. This amendment shifts the principal repayments of C$2.5 million in 2015 and C$6.0 million in 2016 into fiscal 2017 improving the Company’s liquidity in the near term.

On August 26, 2015, the Company completed a private placement of 11,027,555 units at a price of C$0.18 per unit for aggregate gross proceeds of approximately C$2.0 million. Each unit consisted of one common share and one half of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of C$0.25 for a period of three years.

On November 10, 2015, the Company closed a subordinated, secured credit agreement with a certain lender for a principal amount of $1.0 million for a term of one year, at an interest rate of 12% per annum, payable on a monthly basis beginning on the sixth month following closing. Beginning on the sixth month following the date of issue, the notes issued under the credit agreement will be redeemed in monthly increments of $75,000 ( including the monthly interest payments) with the balance due and payable on maturity.

As previously noted, the Company closed a subordinated, secured credit agreement on February 11, 2016 with its two existing lenders for a principal amount of $2.9 million for a term of one year, at an interest rate of 10% per annum, payable on a quarterly basis in cash or shares at the option of the lenders with the full balance due on maturity.

The Company operates in a cyclical industry where levels of cash flow have historically been correlated to market prices for commodities. Several material uncertainties, such as the price of commodities and foreign currency exchange rates, cast significant doubt upon the going concern assumption. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose its non-core properties on an advantageous basis to fund its near term operations, development and exploration plans while meeting production targets at current commodity price levels. Management is continuously evaluating viable financing alternatives to ensure sufficient liquidity including private equity financing, debt instruments, concentrate offtake agreements, sales of non-core assets, and the issuance of equity. Should commodity prices remain at current levels, the Company will require external funding to advance its development projects (such as San Rafael) and to support ongoing operations. Further reductions in staff may be necessary and capital expenditures may also be further reduced in order to address near-term cash flow demands. Additional impairments to the historical carrying value of the Company’s mining interests and non-producing properties may also be required if both precious and base metals remain at current levels or decreases further. In the longer term, as the Cosalá Operations and Galena Complex are optimized and if the outlook for the silver price is positive, the Company believes that cash flows will be sufficient to fund ongoing operations.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2016

The Company’s financial instruments consist of cash, trade receivables, restricted cash, long-term investments, trade and other payables, credit facilities, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers (See note 14 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2015). Although both pension plans are under-funded due to actuarial losses incurred from market conditions, the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $0.7 million per year for each of the next 5 years, with approximately $0.4 million to spend for the remainder of 2016 (as of May 12, 2016).

Capital Resources

The Company’s cash flow is dependent on delivery of its concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from smelters in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $1.0 million during the three months ended March 31, 2016 and $2.9 million for the same period of 2015, of which $1.0 million was spent towards drilling and underground development costs. All of these projects are dependent upon the Company maintaining a strong capital position.

The following table sets out the Company’s contractual obligations as of March 31, 2016:

		Less than	3 months		Over 5
	Total	3 months	to 1 year	2-5 years	years
Trade and other payables	$8,618	$8,223	$395	$-	$-
Credit facilities	10,445	173	4,882	5,390	-
Interest on credit facilities	1,456	302	797	357	-
Leases	768	96	279	393	-
Other long-term liabilities	948	-	-	241	707
Total	$22,235	$8,794	$6,353	$6,381	$707

1 - All leases can be cancelled upon proper notice periods by the Company.

2 - Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2016

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the three months ended March 31, 2016.

Risk Factors

The Company manages a number of risks to achieve an acceptable level of risk without appreciably hindering its ability to maximize returns. Management has procedures in place to identify and manage significant operational and financial risks. A discussion of risk factors relating to the Company is found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 30, 2016 and its MD&A for the year ended December 31, 2015. Each of the discussions referred to above is incorporated by reference herein. The documents referred to above are available on SEDAR at www.sedar.com.

Accounting Standards and Pronouncements

Accounting standards issued but not yet applied

There have been no new accounting pronouncements issued in the first three months of 2016 that are expected to impact the Company. For a summary of recent pronouncements, see note 3 in the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2016.

Financial Instruments

At December 31, 2014, the Company had foreign exchange derivatives put in place by the Company’s previous management to buy 60 million Mexican pesos extendable month to month at an average exchange rate of 13.13 MXP/USD valued at approximately $4.6 million. At March 31, 2016, the Company had settled all outstanding foreign exchange derivatives resulting in net realized loss of $0.5 million in fiscal 2014 and $0.1 million in fiscal 2015 on these contracts.

Capital Structure

The Company is authorized to issue an unlimited number of common shares, where each common share provides the holder with one vote. As at March 31, 2016, there were 349,475,205 common shares issued and outstanding.

As at May 12, 2016, there were 355,641,871 common shares of the Company issued and outstanding and 25,853,992 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 70,089,031.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52 109 Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52 109").

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2016

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer ( “CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at March 31, 2016, the Company’s CEO and CFO have certified that the DC&P are effective and that during the quarter ended March 31, 2016 the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, exploration spending and mine general administrative costs.

Reconciliation of Consolidated Cash Cost per Ounce

	Q1-2016	Q1-2015
Direct mining costs (’000)	$11,442	$12,730
Smelting, refining and royalty expenses (’000)	3,583	3,776
	15,025	16,506
Less by-product credits (’000)	(8,424)	(7,680)
Total cash costs (’000)	$6,601	$8,826
Divided by silver produced (oz)	672,074	708,241
Silver cash costs ($/oz)	$9.82	$12.46

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2016

Reconciliation of Cosalá Operations Cash Cost per Ounce

	Q1-2016	Q1-2015
Direct mining costs (’000)	$4,310	$5,410
Smelting, refining and royalty expenses (’000)	1,814	2,329
	6,124	7,739
Less by-product credits (’000)	(3,933)	(4,627)
Total cash costs (’000)	$2,191	$3,112
Divided by silver produced (oz)	307,580	316,616
Silver cash costs ($/oz)	$7.12	$9.83

Reconciliation of Galena Complex Cash Cost per Ounce

	Q1-2016	Q1-2015
Direct mining costs (’000)	$7,132	$7,320
Smelting, refining and royalty expenses (’000)	1,769	1,447
	8,901	8,767
Less by-product credits (’000)	(4,491)	(3,053)
Total cash costs (’000)	$4,410	$5,714
Divided by silver produced (oz)	364,494	391,625
Silver cash costs ($/oz)	$12.10	$14.59

Reconciliation of Consolidated All-In Sustaining Cost per Ounce

	Q1-2016	Q1-2015
Total cash costs (’000)	$6,601	$8,826
Capital expenditures (’000)	1,105	3,001
Exploration costs (’000)	374	320
Total all-in sustaining costs (’000)	$8,080	$12,147
Divided by silver produced (oz)	672,074	708,241
Silver all-in sustaining costs ($/oz)	$12.02	$17.15

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce

	Q1-2016	Q1-2015
Total cash costs (’000)	$2,191	$3,112
Capital expenditures (’000)	195	1,126
Exploration costs (’000)	257	244
Total all-in sustaining costs (’000)	$2,643	$4,482
Divided by silver produced (oz)	307,580	316,616
Silver all-in sustaining costs ($/oz)	$8.59	$14.16

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2016

Reconciliation of Galena Complex All-In Sustaining Cost per Ounce

	Q1-2016	Q1-2015
Total cash costs (’000)	$4,410	$5,714
Capital expenditures (’000)	910	1,875
Exploration costs (’000)	117	76
Total all-in sustaining costs (’000)	$5,437	$7,665
Divided by silver produced (oz)	364,494	391,625
Silver all-in sustaining costs ($/oz)	$14.92	$19.57

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